UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)
(Amendment No. 1)*
Encompass Group Affiliates, Inc.

(Name of Issuer)
Common Stock, no par value per share

(Title of Class of Securities)
007511108

(CUSIP Number)
Neil Townsend, Esq.
399 Park Avenue
New York, NY 10022-4689
Phone: 212-705-7722

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 1, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. ACT-DE, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 26-0685800

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.81%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 70.81% of the outstanding shares of Common Stock, which percentage is based on 16,286,151,226 shares of Common Stock which were outstanding as of August 7, 2008 as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 7, 2008, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. H.I.G. - ACT, LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-0548460

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.81%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 70.81% of the outstanding shares of Common Stock, which percentage is based on 16,286,151,226 shares of Common Stock which were outstanding as of August 7, 2008 as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 7, 2008, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. H.I.G. INVESTMENT GROUP III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 80-0134969

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.81%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 70.81% of the outstanding shares of Common Stock, which percentage is based on 16,286,151,226 shares of Common Stock which were outstanding as of August 7, 2008 as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 7, 2008, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. H.I.G. ASSOCIATES III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 90-0265798

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.81%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 70.81% of the outstanding shares of Common Stock, which percentage is based on 16,286,151,226 shares of Common Stock which were outstanding as of August 7, 2008 as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 7, 2008, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. H.I.G. CAPITAL PARTNERS III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 11-366742

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.81%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 70.81% of the outstanding shares of Common Stock, which percentage is based on 16,286,151,226 shares of Common Stock which were outstanding as of August 7, 2008 as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 7, 2008, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. H.I.G. ADVISORS III, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 55-0809387

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.81%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 70.81% of the outstanding shares of Common Stock, which percentage is based on 16,286,151,226 shares of Common Stock which were outstanding as of August 7, 2008 as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 7, 2008, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. H.I.G.-GPII, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 65-0863795

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.81%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 70.81% of the outstanding shares of Common Stock, which percentage is based on 16,286,151,226 shares of Common Stock which were outstanding as of August 7, 2008 as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 7, 2008, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. ANTHONY TAMER I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.81%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 70.81% of the outstanding shares of Common Stock, which percentage is based on 16,286,151,226 shares of Common Stock which were outstanding as of August 7, 2008 as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 7, 2008, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. SAMI W. MNAYMNEH I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.81%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 70.81% of the outstanding shares of Common Stock, which percentage is based on 16,286,151,226 shares of Common Stock which were outstanding as of August 7, 2008 as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 7, 2008, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

          This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission on August 27, 2007 by (i) ACT-DE, LLC, a Delaware limited liability company (“ACT LLC”), (ii) H.I.G. — ACT, Ltd., a Cayman Islands corporation (“HIG ACT”) and the sole member of ACT LLC, (iii) H.I.G. Capital Partners III, L.P., a Delaware limited partnership (“HIG CP III”) and a shareholder of HIG ACT, (iv) H.I.G. Advisors III, L.L.C. a Delaware limited liability company (“HIG LLC”) and the general partner of HIG CP III, (v) H.I.G. Investment Group III, L.P., a Cayman Islands limited partnership (“HIG IG III”) and a shareholder of HIG ACT, (vi) H.I.G. Associates III, L.P., a Cayman Islands limited partnership (“HIG Associates”) and the general partner of HIG IG III, (vii) H.I.G.-GPII, Inc., a Delaware corporation (“HIG GP”), the manager of HIG LLC and the general partner of HIG Associates, and (viii) Messrs. Mnaymneh and Tamer, each a Co-President of HIG GP (ACT LLC, HIG ACT, HIG CP III, HIG LLC, HIG IG III, HIG Associates, HIG GP, and Messrs. Mnaymneh and Tamer collectively being referred to as the “Reporting Persons”) with respect to the Common Stock, no par value per share (the “Common Stock”) and the Series C Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”) of Encompass Group Affiliates, Inc. (formerly known as Advanced Communications Technologies, Inc.), a Florida corporation (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.
          On August 1, 2008 (the “Closing Date”), the Issuer and its subsidiaries, entered into a series of transactions which included the acquisition of Tritronics, Inc. (the “Acquisition”), the completion of a preferred stock investment and the issuance of approximately $13.2 million in additional subordinated notes pursuant to an amended and restated Note Purchase Agreement (the “Amended and Restated Note Purchase Agreement”). In connection with the funding of the Acquisition, the Issuer sold 908.57 shares of its newly designated Series E Preferred Stock, having a par value of $0.01 per share (“Series E Preferred”). ACT LLC purchased 840 shares of Series E Preferred for an aggregate purchase price of $3,500,000. The Series E Preferred Stock is a non-voting security and is not convertible into Common Stock of the Issuer. The sale of the Series E Preferred and related documents and transactions are described below.
          Item 6 is hereby supplemented as follows:
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Series E Preferred Purchase Agreement
          On the Closing Date, in connection with the financing of the Acquisition, ACT LLC purchased from the Issuer 840 shares of Series E Preferred, for an aggregate purchase price of $3,500,000, pursuant to a Purchase Agreement among the Issuer, ACT LLC and certain other holders of Series C Preferred Stock (the “Other Series C Stockholders”) (the “Series E Purchase Agreement”).
          Pursuant to the Series E Purchase Agreement, the Issuer may sell up to an additional 91.43 shares of Series E Preferred, at a price of $4,166.66 per share, to the holders of its Series D Preferred Stock (the “Series D Stockholders”) and the Other Series C Stockholders. If those stockholders elect to purchase some or all of the additional shares of Series E Preferred, such shares will be sold at a subsequent closing to be held on or about August 13, 2008 (the “Subsequent Closing”). To the extent that any shares of Series E Preferred are purchased by the Series D Stockholders, such shares of Series E Preferred will be subject to the currently existing Stockholder Agreement by and between the Issuer, ACT LLC and the Series D Stockholders (the “Series D Stockholder Agreement”) which is described in and filed as an Exhibit to the Issuer’s Form 8-K filed with the SEC on August 21, 2007. The Series D Stockholder Agreement (i) restricts transfers of preferred stock by the Series D Stockholders, (ii) provides co-sale rights in favor of the Series D Stockholders in respect of certain transfers of Series C Preferred Stock by ACT LLC and certain preemptive rights in favor of the Series D Stockholders in respect of certain specified issuances by the Issuer of preferred stock, (iii) requires the Series D Stockholders to agree to and cooperate in connection with (A) certain consolidation or merger transactions that are approved by the board of directors of the Issuer and (B) a sale or disposition of substantially all of the assets of the Issuer that has been approved by the board of directors of the Issuer and (iv) grants certain rights in favor of the Issuer and ACT LLC to purchase shares of Common Stock issued upon the election by a holder of Series D Preferred Stock to convert shares of Series D Preferred Stock into Common Stock. This description of the Series D Stockholder Agreement is qualified in its entirety by the Series D Stockholder Agreement, which is attached hereto as Exhibit 1.
          The parties to the Series E Purchase Agreement acknowledged that the Series E Preferred investment was funded as preferred stock to provide for a shortfall in debt financing in connection with the Acquisition. As a result, the parties to the Series E Purchase Agreement, in certain circumstances, may discuss and negotiate terms upon which the Series E Preferred could be converted to or redeemed or refinanced with the proceeds of future sales of debt or equity securities (an “Exchange Transaction”). If an Exchange Transaction is negotiated and approved by (i) the Board of Directors of the Issuer, (ii) an independent committee comprised of disinterested members of the Board of Directors of the Issuer and (iii) a majority of the holders of the Series E Preferred, then each holder of the Series E Preferred will agree to enter into such transaction.
          The foregoing description of the terms of the Series E Purchase Agreement is qualified in its entirety by the Series E Stock Purchase Agreement, which is attached hereto as Exhibit 2.
          On the Closing Date, the Issuer, ACT LLC and the Other Series C Stockholders entered into Amendment No. 1 to the Stockholder Agreement, dated August 17, 2007 (the “Amended Series C Stockholder Agreement”), originally entered into between the Issuer and the holders of its Series C Preferred Stock, including ACT LLC, and described in, and filed as an exhibit to, the Schedule 13D and the Issuer’s Form 8-K filed August 21, 2007 (the “Series C Stockholder Agreement”). Pursuant to the amendment, the shares of Series E Preferred issued to holders of Series C Preferred Stock are subject to the Series C Stockholder Agreement, including for purposes of transfer restrictions as well as co-sale rights on sales of preferred stock by ACT LLC in favor of the Other Series C Stockholders. The Series C Stockholder Agreement was also amended to provide that the Issuer may not agree to an Exchange Transaction (as defined above) without the prior written consent of ACT LLC and the prior written consent of holders of a majority of the outstanding shares of Series C Preferred held by the Other Series C Stockholders. The foregoing description of the terms of the Amended Series C Stockholder Agreement is qualified in its entirety by Amendment No. 1 to the Stockholder Agreement, which is attached hereto, as Exhibit 3.
Description of Series E Preferred
          The Series E Preferred will rank senior to the Common Stock and all other currently designated series of preferred stock of the Issuer. Dividends shall accrue cumulatively on a daily basis on the Series E Base Amount (as defined below) for each share of Series E Preferred at a rate per annum of 20% until February 28, 2010 and 30% thereafter. Dividends shall accrue from the date of issuance through the date of redemption, liquidation, dissolution or winding up of the Issuer. The Series E Preferred is not convertible into the Issuer’s Common Stock. So long as any shares of Series E Preferred are outstanding, no dividends may be paid or distributions made on the Common Stock or any class of preferred stock ranking junior to the Series E Preferred (collectively, “Junior Stock”) until all accrued but unpaid dividends, if any, on the Series E Preferred have been paid, unless:
•	the Issuer obtains the written consent of the holders of a majority of the outstanding shares of the Series E Preferred; or

•	the Issuer is a party to an agreement with any officer, employee or director of the Issuer pursuant to which the Issuer is entitled or required to repurchase shares of Common Stock or any preferred stock (or options therefore) from such officer, employee or director (a “Management Repurchase Agreement”).
          In the event of the liquidation, dissolution or winding up of the Issuer or sale of substantially all of the assets of the Issuer (each a “Liquidation Event”), the holders of shares of Series E Preferred will be entitled to receive the Series E Redemption Value (as defined below) for those shares. In the event of a Liquidation Event, the Series E Redemption Value will be paid before any payment or distribution of the assets of the Issuer, or proceeds therefrom, to the holders of shares of any Junior Stock.

          At the option of the board of directors, the Issuer may, at any time, redeem all but not less than all of the Series E Preferred by paying to the holders of the Series E Preferred in cash an amount equal to the Series E Redemption Value. In addition, the Issuer must redeem all of the outstanding Series E Preferred upon the (i) refinancing, repayment, redemption or other discharge in full of the Issuer’s senior notes and subordinated notes issued pursuant to the Amended and Restated Note Purchase Agreement which the Issuer entered into in connection with the Acquisition or (ii) consolidation or merger of the Issuer with or into any other person or entity in which less than a majority of the outstanding voting power of the surviving entity is held by persons who were shareholders of the Issuer prior to the event (each a “Mandatory Redemption Event”). Upon a Mandatory Redemption Event, the holders of the Series E Preferred will be entitled to be paid the Series E Redemption Value. Holders of the Series E Preferred have priority in respect of any payment or distribution of the assets of the Issuer, or proceeds therefrom, to the holders of shares of any Junior Stock.
          The “Series E Redemption Value” means a payment per share equal to (i) $4,166.66 per share (the “Series E Base Amount”) plus all accrued and unpaid dividends thereon multiplied by (ii) the Redemption Percentage. The “Redemption Percentage” shall be (i) 100% until July 31, 2009, (ii) 105% from August 1, 2009 until February 28, 2010 and (iii) 110% from March 1, 2010 until July 31, 2010. The Redemption Percentage shall increase by another 5% each March 1 and August 1 thereafter. By way of example, the Redemption Percentage will increase to be 115% on August 1, 2010 and 120% on March 1, 2011.
          The holders of Series E Preferred are not entitled to any voting rights. However, the consent of the holders of at least a majority of the outstanding shares of Series E Preferred, voting as a class, will be required to, among other actions by the Issuer or any of its subsidiaries, (i) amend the Issuer’s Articles of Incorporation or the bylaws (x) to increase of decrease the size of the board of directors, (y) to increase or decrease the number of authorized shares of Common Stock or any series of preferred stock or (z) in any manner that adversely effects the holders of the Series E Preferred, (ii) authorize, issue or sell new securities other than pursuant to an equity incentive plan approved or consented to by a majority of the Series E Preferred, (iii) authorize any liquidation, dissolution or winding-up of the Issuer or any of its subsidiaries, or any merger or consolidation of the Issuer or any of its subsidiaries (unless, in connection therewith, the Series E Redemption Value is paid in full for each share of Series E Preferred), (iv) authorize or effect any sale of assets of the Issuer or any subsidiary involving $500,000 or more in assets; (v) incur additional debt in excess of $100,000 (unless, in connection therewith, the Series E Redemption Value is paid in full for each share of Series E Preferred), (vi) engage in any line of business other than that which the Issuer and its subsidiaries are presently engaged in, (vii) consummate an acquisition of, or make an equity or debt investment in, any other entity for a purchase price of or investment amount in excess of $500,000, (viii) grant any license or lease to any material assets of the Issuer or its subsidiaries other than in the ordinary course of business, (ix) enter into any contract with an affiliate unless it is on terms no less favorable than the Issuer would have obtained as a result of arms-length negotiations with a third party, (x) commence or settle any material litigation, (xi) take any other action that violates the Issuer’s obligations to the holders of the Series E Preferred or (xii) consummate any Mandatory Redemption Event (unless, in connection therewith, the Series E Redemption Value is paid in full for each share of Series E Preferred).
          The foregoing description of the terms of the Series E Preferred is qualified in its entirety by the Certificate of Designation for the Series E Preferred, which is attached as Exhibit A to the Articles of Amendment (Twelfth) to Articles of Incorporation. The Articles of Amendment (Twelfth) to Articles of Incorporation is attached hereto as Exhibit 4.
ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Stockholder Agreement, dated August 17, 2007, by and between the Issuer, ACT LLC and the Series D Stockholders party thereto.

Exhibit 2	Purchase Agreement, dated August 1, 2008, by and between the Issuer, ACT LLC and the other Series C Stockholders party thereto.

Exhibit 3	Amendment No. 1 to Stockholder Agreement, dated August 1, 2008, among the Issuer, ACT LLC and the Other Series C Stockholders.

Exhibit 4	Articles of Amendment (Twelfth) to Articles of Incorporation of the Issuer, dated August 1, 2008.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 7, 2008

ACT-DE, LLC
By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. — ACT, LTD. By: ACT-DE, LLC, its attorney-in-fact
By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. INVESTMENT GROUP III, L.P. By: ACT-DE, LLC, its attorney-in-fact
By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. ASSOCIATES III, L.P. By: ACT-DE, LLC, its attorney-in-fact
By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. CAPITAL PARTNERS III, L.P. By: ACT-DE, LLC, its attorney-in-fact
By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. ADVISORS III, L.L.C. By: ACT-DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. — GPII, INC. By: ACT-DE, LLC, its attorney-in-fact
By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

ANTHONY TAMER By: ACT-DE, LLC, his attorney-in-fact
By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

SAMI W. MNAYMNEH By: ACT-DE, LLC, his attorney-in-fact
By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President